Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related prospectus of Peoples Bancorp Inc. for the registration of common shares, preferred shares, depositary shares, senior debt securities, subordinated debt securities, warrants, and units and to the incorporation by reference therein of our reports dated February 26, 2015, with respect to the consolidated financial statements of Peoples Bancorp Inc., and the effectiveness of internal control over financial reporting of Peoples Bancorp Inc., included in its Annual Report (Form 10-K) for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission.

Charleston, WV
August 10, 2015